

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition IV, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 10, 2011**
> **File No. 333-165760**

Dear Mr. Davis:

We have reviewed the above-captioned filing and your response letter dated December 9, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated September 28, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   If applicable at the time of filing your next amendment, please revise to include audited financial statements for your fiscal year ended December 31, 2010 and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page, page 3

2.   We note that proceeds from the sale of shares in this offering are payable to Underhill Securities Corp. ("Underhill"), although the escrowed funds will be held at Synovus Bank. Yet, elsewhere in the prospectus you indicate that escrowed funds will be held at Wells Fargo. Please review and revise your disclosure to address this discrepancy.

3.   You indicate that "[Underhill] may act as best efforts selling agent for the securities" sold in this offering. Yet, elsewhere you indicate that Mr. Davis shall act as the company's selling agent. Please advise and confirm when you will know whether or not Underhill

will be acting as selling agent and what compensation will be provided. If such arrangements have been reduced to writing, file such agreement as an exhibit to this registration statement pursuant to Item 601(b)(i) of Regulation S-K. If Underhill's status as selling agent has not been established by the time your next amendment is filed, reference to Underhill on the cover page should be removed.

4.   Further to the above comment, if appropriate, amend your disclosure to reflect Underhill's role as selling agent, including in your "Plan of Distribution" section. We would expect to see a discussion of any commissions/discounts applicable to shares sold by Underhill and how Underhill's selling activity in the offering will affect your view that the company is relying on the exemption provided by Rule 3a4-1 with respect to broker dealer registration by Mr. Davis.

5.   You state that the shares of Mr. Davis will be placed into escrow, along with the proceeds from any sale of his shares, although you indicate that there is no agreement in place to this effect. The foregoing disclosure appears inconsistent with the terms of the escrow agreement. Please review and revise your disclosure to address this discrepancy.

6.   You indicate that investors who do not reconfirm their investment will receive their "pro rata portion of the deposited funds (plus interest)". Yet, elsewhere in your registration statement, including on page 3, you state that no subscriber shall receive interest on the deposited funds. Further, the above-quoted language does not appear to contemplate the fact that 10% of the deposited funds may not be available to the investors, as the company is entitled to that amount upon completion of the offering. Please revise to clarify that no interest will be payable to investors and that up to 10% of the deposited funds may be released to the company in accordance with Rule 419 and as such will not be available to nonconfirming investors. This comment also applies to your disclosure on page 6 regarding "The Offering."

The Offering, page 6

7.   In the first paragraph on page 6, you indicate that checks shall be made payable to Underhill. Yet, later in that paragraph you direct investors to make checks payable to the company. Please review and revise your disclosure to address this discrepancy.

8.   You indicate that proceeds from the sale of shares owned by the selling shareholder will be placed into escrow, and such sales cannot occur until after the minimum offering is complete. This disclosure appears inconsistent with disclosure elsewhere in your filing that states that all 1,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares held by the selling shareholder are sold. As previously requested in prior comment 3, please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted. Further, ensure that disclosure in this regard in the registration statement is consistent

with the terms of the escrow agreement, which indicates no shares will be released from escrow until the business acquisition is consummated.

Summary Financial Information

Statements of Operations Data, page 7

9.   Please revise to include statements of operations data for the nine months ended September 30, 2010 rather than data from July 1, 2010 through September 30, 2010.

Risk Factors

"Mr. Davis may not pay all the expenses of the offering…," page 9

10.   You state that as a consequence of Mr. Davis not paying for the offering expenses, the offering may not be completed. Please clarify the basis of such conclusion. Please further enhance this risk factor to identify for investors the risk that if such expenses are not paid by Mr. Davis, such offering expenses would become liabilities of the company and as such the condition of the company could be worsened by the offering.

"Conflicts of interest officer and director may result in a loss of business…," page 10

11.   You indicate that Mr. Davis intends to take certain action in 2010 to wind down certain of his other business relationships. Please update your disclosure to give effect to any actions taken in this regard by Mr. Davis to date.

Item 4. Use of Proceeds, page 14

12.   Please reconcile your disclosure that you intend to use the proceeds for working capital purposes with your disclosure in the sixth risk factor that you intend to use proceeds to effect a business combination.

Plan of Distribution, page 15

13.   We note your response to prior comment 7. However, your revised disclosure does not address all of the issues raised in prior comment 7. Please review and revise your disclosure in the last paragraph of page 16 to address the previously identified inconsistencies regarding when proceeds will be returned to investors.

14.   Your disclosure states that Mr. Davis "must sell all of the shares of the new issue" offering. Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by the company, as opposed to the company's selling agent for such shares. Revise your disclosure accordingly and remove language suggesting that Mr. Davis has agreed to, must, or will sell the company's shares.

15.   You indicate that Mr. Davis has agreed not to sell his shares until the company's shares
        are first sold, yet you later indicate that such agreement is unenforceable. Please advise
        how you reached that determination. We further note that the foregoing disclosure
        appears inconsistent with the terms of the escrow agreement. In your next amendment,
        please ensure consistency in your disclosure between the registration statement and the
        escrow agreement. Additionally, with a view towards disclosure, tell us the intention of
        the company regarding consents to transfers of Mr. Davis's shares, in the event he seeks
        transfers before the company's shares are sold. If there is a written agreement, please file
        it as an exhibit. Refer to Items 601(b)(1) and (10) of Regulation S-K.

16.   You indicate that there is no written agreement relating to the offering priority between
        the company and the selling shareholder. Yet, Section 1 of the escrow agreement
        provides that Mr. Davis may only resell his shares after the company has sold at least the
        minimum number of shares in its offering. Please revise your disclosure or advise.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 20

17.   You state that as a consequence of the Oregon order, Mr. Davis was banned from
        "engaging in the securities business in Oregon for ten years." Yet, such disclosure does
        not appear entirely consistent with the language of the order. Specifically, we note that
        the administrative order appears to provide for (among other terms) a ten-year prohibition
        against Mr. Davis from applying for an Oregon securities license, as well as a denial of
        his use of certain exemptions under Oregon securities law until further order. Refer to
        "In the Matter of: Caffe' Diva Group, Ltd, Vista Consulting, New England International
        Surety, Ronald Davis, and Steve Bolen, Respondents," No. A-02-0005, Oregon
        Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 29,
        2002. Please revise your disclosure to address this apparent discrepancy. This comment
        also applies to your disclosure beginning on page 29 under "Legal."

18.   We note your lengthy and verbatim recitation of text from the Oregon order. Please
        revise such disclosure to avoid long and complicated summaries replete with legal
        terminology and provide instead a clear and concise summary of the material terms of the
        order in an understandable manner to conform with the requirements of Rule 421(b) of
        the Securities Act of 1933. This comment also applies to your disclosure beginning on
        page 29 under "Legal."

19.   The nature of Mr. Davis's involvement in the events that led up to the Oregon
        investigation and order, including the issuance of the promissory notes, is not clear.
        Please enhance your disclosure to succinctly address the foregoing. We would expect
        such enhanced disclosure to also address the terms of the "deal" that Mr. Davis was

offered. This comment also applies to your disclosure beginning on page 29 under "Legal."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Acquisition Opportunities, page 25

20.   In the second paragraph of this section, you describe restrictions on Mr. Davis's ability to sell his shares in connection with a merger/acquisition. Please tell us where Mr. Davis has agreed not to sell his shares in a subsequent transaction for less than $0.10 per share. If a written agreement exists regarding the foregoing, please file such agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

21.   You indicate that Mr. Davis has verbally agreed to advance funds to the company. Please advise whether this agreement is binding, or if Mr. Davis, in his sole discretion, could elect not to make further interest free advances (without expectation of repayment) to the company. If applicable, ensure that your disclosure is revised to reflect the foregoing.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

General

22.   Your response to prior comment 11 does not appear to have addressed all of the inconsistencies previously identified. As previously requested, please further reorganize and revise this section to provide clear, consistent, and updated disclosure. In this regard, we note, by way of example only, that you state that "all companies in which Mr. Davis has been involved… have been dissolved;" yet you indicate elsewhere that Mr. Davis is currently "acting in a limited advisory role" with St. Vincent Press and that he "spends approximately 20% of his time towards the development of [the business of Bella Viaggio]." Additionally you indicate that Mr. Davis is "exclusively devoted to his involvement with blank check companies." Consider consolidating your disclosures with respect to each company discussed in the biographical information provided for Mr. Davis. Ensure also that your disclosure in this section is consistent with the disclosure provided in the "Risk Factor" section.

23.   You indicate that since leaving Caffe Diva, "Mr. Davis has been involved in the merger of seven companies and many reverse mergers." Yet you do not appear to provide any information about such transactions, including Mr. Davis's specific role therein. Please revise your disclosure accordingly.

24.   You indicate that Mr. Davis is both a controlling shareholder and minority shareholder of Rangeford Resources, Inc. ("Rangeford"). Please revise your disclosure to address this

apparent discrepancy. Also, the Form 10-K for the year ended March 31, 2010 filed by Rangeford on July 16, 2010 appears to indicate that Mr. Davis is currently an officer of such company. Either provide the requisite disclosure regarding Mr. Davis's business experience and employment with Rangeford, as required by Item 401(e)(1) of Regulation S-K, or explain why that information is not required to be disclosed.

25.   Please describe the status of Mr. Davis's involvement with Shearson Financial Network, Inc. (f.k.a BlueStar Coffee, Inc.). If Mr. Davis's relationship with that entity terminated, please update your disclosure accordingly.

Conflicts of Interest, page 28

26.   We note your response to prior comment 14. However, the revised disclosure refers to OICco II, rather than OICco IV. Please revise.

Unaudited Financial Statements for the period ended September 30, 2010

Unaudited Statements of Cash Flows, page F-14

27.   We note the adjustments made to your interim financial statements pursuant to prior comment 16. Please address the following outstanding issues.
   • Revise the heading in your Unaudited Statements of Cash Flows to specify the period covered. For example your Unaudited Statement of Cash Flows for the period ended September 30, 2010 should be labeled "Nine Months Ended September 30, 2010" as opposed to the "Period Ended September 30, 2010."
   • The $0 cash balance presented at the beginning of the period ended September 30, 2010 is inconsistent with the $2,500 cash balance as of December 31, 2009 on the Balance Sheet. Please revise your Unaudited Statement of Cash Flows to address this discrepancy.

Exhibit 23.1 Consent of Independent Auditor

28.   We note your response to prior comment 22. However, the consent issued by Sam Kan & Company continues to reference their consent to the "incorporation by reference" of their report dated May 10, 2010. We further note that the financial statements and audit report are included in this registration statement and are not incorporated by reference. Therefore, it is inappropriate to refer to incorporation by reference in the consent. We reissue our previous comment to include a revised consent which reflects that the Report of Independent Registered Public Accounting Firm and the associated financial statements are included in this registration statement.

Exhibit 99a

29.   We note your response to prior comment 24, including your representation that Underhill
is now acting as escrow agent. However, your response does not appear to resolve our
previously stated concerns. No insured depositary institution is a party to the escrow
agreement. Accordingly, it is unclear how you concluded that the escrow agreement
complies with the requirements of Rule 419(b)(1). Please file a new escrow agreement to
which an insured depositary institution is a party and acting as the escrow agent.   Refer
to SEC Releases No. 33-6891 and 33-6932. In this regard we note that having Underhill
serve as escrow agent and Wells Fargo bank as the depositary institution is not
permissible.

30.   Please describe the instructions, if any, that you have given or plan to give the escrow
agent and to your transfer agent with respect to transfer requests by the selling
shareholder. In this regard, we note that your Plan of Distribution disclosure states that
none of the 8,000,000 shares held by Mr. Davis will be sold until all shares being offered
for sale by the company are sold and that the securities being offered by Mr. Davis, like
those being offered by the company, will not be released from escrow to purchasers until
an acquisition meeting the requirements of Rule 419 has been consummated and a
sufficient number of investors has reconfirmed their investment in accordance with Rule
419.

31.   We note that the escrow agreement provides that all securities issued in connection with
the offering, including the shares owned by Mr. Davis, will be deposited directly into the
escrow account promptly upon issuance. As the shares held by Mr. Davis are already
outstanding, please advise when such shares will be deposited and, if appropriate, revise
the escrow agreement accordingly. If there is a separate agreement with Mr. Davis
regarding the deposit of his securities and any proceeds from the sale of the securities in
escrow, please file the agreement as an exhibit to the registration statement.

32.   Section 1 of the agreement provides that Mr. Davis may only resell his shares after the
company has sold at least the minimum number of shares in its offering. However, such
disclosure appears inconsistent with disclosure beginning on page 15 of the registration
statement, wherein you state that Mr. Davis cannot resell his shares until all 1,000,000
shares being offered by the company are first sold. Further, the escrow agreement
indicates that shares can only be released from escrow once an acquisition has been
consummated in accordance with Rule 419, so it is unclear how Mr. Davis (whose shares
will be placed into escrow) could resell his shares prior to such time. Please advise or
revise.

33.   Section 3 of the escrow agreement provides for the terms of release of deposited
securities and deposited funds. However, such text appears to imply that investors will
only be entitled to return of deposited securities, rather than deposited funds in the event
that the minimum offering is not completed or the acquisition is not timely and properly

consummated pursuant to Rule 419. Please revise the escrow agreement to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

34.   The escrow agreement makes several references to an acquisition "meeting certain prescribed criteria" and "a reconfirmation offering which includes certain prescribed terms." Yet, such specific criteria and terms do not appear to be described in the escrow agreement. Please revise the agreement accordingly to provide clear and concise disclosure regarding the meaning of these references.

35.   Section 4 of the escrow agreement provides that $750 of the $1,500 escrow agent fee shall be paid by the company upon the opening of the escrow account. With a view towards disclosure, please advise how the company intends to make such payment, given that the company does not appear to have any assets on hand as of September 30, 2010.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Courtney Haseley at (202) 551-3548 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.